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                                                                     Exhibit 3.1


                              Amendment to By-Laws
                           Adopted February 20, 2001

     WHEREAS, Article XI of the Bylaws of the Company permit the Bylaws to be amended by a vote of a majority of the Board at any regular or special meeting of the Board; and

     WHEREAS, the Board deems it to be in the best interests of the Company and its stockholders to amend the Bylaws to permit the Annual Meeting of Stockholders to be held on such date and at such time as may be fixed from time to time by the Board.

     NOW, THEREFORE, BE IT RESOLVED, that Article I, Section 1 of the Bylaws of the Company is hereby amended and restated in full as follows:

"Section 1.  Annual Meetings.
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     The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be fixed from time to time by the Board of Directors. Not less than ten nor more than 90 days' written notice stating the place, day and hour of each annual meeting shall be given in the manner provided in Section 1 of Article IX hereof. The business to be transacted at the annual meetings shall include the election of directors, consideration and action upon the reports of officers and directors, and any other business within the power of the Corporation. All annual meetings shall be general meetings at which any business may be considered without being specified as a purpose in the notice unless otherwise required by law."